FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of August 2012

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on August 3, 2012, by Panasonic Corporation (the registrant), announced to reform the head office and governance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/S/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: August 6, 2012

August 3, 2012

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Atsushi Hinoki (Japan)	Haruhiko Sezaki (Japan)
Global Public Relations Office	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
(Tel: +44-20-3008-6887)

Panasonic Announces to Reform the Head Office and Governance

Osaka, Japan, August 3, 2012 — Panasonic Corporation ([NYSE:PC/ TSE:6752] “Panasonic”) today announced to reform the head office and governance of the Company as of October 1, 2012, in order to reduce internally- focused work throughout of the Company and focus on meeting customer needs.

Framework for the reform

1)	Establish a Corporate Strategy Head Office and a Professional Business Support Sector

The Company will establish a Corporate Strategy Head Office with approx. 150 people, and strengthen the functions such as “formulating Group midterm strategy and allocating management resources,” “promoting cash flow management (focused on capital),” and “developing executive candidates.” Also, functions other than the above will be realigned as part of a Professional Business Support Sector. Furthermore, the Company will regroup some of the related divisions into single divisions and simplify organizations.

2)	Transfer the themes and review the mission of the Corporate R&D division

The Company will transfer the themes and personnel in the Corporate R&D division that support continued growth in existing business fields to relevant business domains, and the Company will strengthen its ability to create midterm businesses on the frontlines. Also, the following two items will be defined as a new mission of the Corporate R&D division:

(1)	Carry out R&D and create new businesses in growth areas with a view to long-term contribution to Panasonic.

(2)	Develop technology that is uniform across the entire company, and provide companywide technology governance as well as giving support.

In this way, the Company will strengthen activities that are seeking and proposing new businesses, as well as activities that are nurturing businesses and starting up new businesses, and the development of human resources.

3)	Review the Group decision-making structure

In order to have discussions from many angles regarding the Group mid- and long-term strategy and other important matters, and to set its direction in an appropriate and speedy manner, the Company will establish a “Group Management Team” consisting of approx. 10 executives. Also, to have a meeting where this team can hold discussions and set the direction the Company should take, the Company will integrate the purposes of the “Group Managing Directors Meeting,” the “Corporate R&D Strategic Meeting,” and others, and establish the “Group Strategy Meeting.” As a meeting for making decisions regarding important matters of the Group, the Company will establish a “Group Executive Committee for Deliberating Important Matters,” by integrating the purposes of the “Group Management Committee (GMC),” the “Approval Meeting.” Positioned as a meeting where discussions will be made prior to the Board of Directors Meeting, this committee will play a role in complementing and strengthening the decision-making function.

Panasonic today informed the Labor Union regarding the above 1) and 2).

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